EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Birchtech Corp. (“we,” “our” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share (the “Common Stock”).

The following summary description of our Common Stock is based on the provisions of our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”). This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation, our Bylaws and the DGCL.  Copies of our Certificate of Incorporation and our Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for additional information.

General

We are authorized to issue 150,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable. We have no outstanding shares of Preferred Stock.

Common Stock

Each share of our Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors.  Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy.  Holders of Common Stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  Our Certificate of Incorporation does not provide for cumulative voting in the election of directors.  Accordingly, the holders of Common Stock entitled to cast more than 50% of the votes cast at an election of directors can elect all of the directors. Holders of Common Stock have equal ratable rights to dividends from funds legally available therefor when, as and if declared by our board of directors; have no pre-emptive rights; no conversion rights; and, there are no redemption provisions applicable to the Common Stock.

Preferred Stock

Our board of directors has the authority to issue Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

Transfer Agent

The transfer agent and registrar for our common stock is Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon 97214.  The co-transfer agent and registrar for our common stock in Canada is TSX Trust Company at its offices in Toronto, Ontario, Canada.

Market

Our shares of common stock are quoted on the OTCQB operated by OTC Markets Group Inc. under the symbol “BCHT”, and are traded on the Toronto Stock Exchange (“TSX”) also under the symbol “BCHT”.  We began trading on the TSX on November 12, 2024.  Between July 10, 2023 and November 12, 2024, our shares of common stock were traded on the TSX Venture Exchange (“TSXV”).  Prior to October 17, 2024, our shares of common stock were quoted and traded under the symbol “MEEC”.  Effective on October 17, 2024, we changed our corporate name from Midwest Energy Emissions Corp. to Birchtech Corp.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of the DGCL

Our Certificate of Incorporation and Bylaws contain provisions that could have an anti-takeover effect, including provisions that provide the following:

•	the ability of our board of directors to determine the rights, preferences and privileges of our Preferred Stock and to issue the Preferred Stock without stockholder approval;
•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;
•	vacancies on the board of directors may be filled by a majority of directors then in office, although less than a quorum;
•	grant our board of directors the authority to increase or decrease the size of the board of directors;
•	authorize our board of directors, by a majority vote, to amend the Bylaws;
•	The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting.